

January 9, 2015

Via E-Mail
Robert J. Hombach
Chief Financial Officer
Baxalta Incorporated
One Baxter Parkway
Deerfield, IL 60015

> **Re: Baxalta Incorporated**
> **Registration Statement on Form 10-12B**
> **Filed December 10, 2014**
> **File Number 001-36782**

Dear Mr. Hombach:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

The Spin-Off Transaction

1. Please provide your analysis regarding why this spin-off should be considered pro rata, given Baxter's plans to retain a percentage of the Baxalta shares and distribute them out following the distribution. Please advise us of any specific plans you currently have to dispose of such shares, and include citations to any relevant no-action precedent on which you have relied. You may wish to review Division of Corporation Finance Staff Legal Bulletin No. 4, September 16, 1997, in preparing your response.

Exhibit 99.1, Information Statement

Questions and Answers about the Separation and Distribution, page 1

2. We note that Baxalta will be making a cash distribution to Baxter. Please provide a separate Q&A discussing the cash distribution which explains how much cash will be distributed to Baxter, the source of the cash and the reasons for the distribution.

Risks Related to Baxalta's Business, page 14

3. Please expand your risk disclosure in the fourth bullet point on page 14 and the risk factor on pages 22 and 23 to identify any of your principal products that are or you expect to be under increasing competitive pressure in the near future. Please also identify the generic or branded product introductions and the competing company.

4. Please expand the bulleted list of risks to include:

- your current dependence upon ADVATE, FEIBA and GAMMAGUARD LIQUID; and
- the possible inability to protect your material patents and other proprietary assets.

Reasons for the Separation, page 15

5. Please disclose the basis for your claim that Baxalta and Baxter will each be able to commercialize new and existing product offerings more effectively on a global basis. This statement appears inconsistent with your disclosure on page 29 that without access to Baxter's existing operational and administrative infrastructure, "Baxalta will need to make significant investments to replicate or outsource from other providers certain facilities, systems, infrastructure, and personnel." Please reconcile these two statements.

6. Please disclose the basis for your statement that "the separation will give each of Baxter and Baxalta the ability to drive innovation and allocate necessary resources to areas presenting the highest growth potential."

7. Please disclose the basis for your statement that "the separation will give each of Baxter and Baxalta the flexibility to pursue aligned growth and investment strategies resulting in revenue acceleration, improved profitability and enhanced returns."

If Baxalta is unable to successfully introduce new products…, page 20

8. Disclose the meaning of the term "extended half-life" and discuss why hemophilia A patients might prefer an extended half-life treatment over ADVATE.

If Baxalta is unable to obtain sufficient components or raw materials…, page 25

9. Please disclose the name of any sole supplier for any key ingredients in your core disease therapies.

Potential indemnification liabilities to Baxter pursuant to the separation agreement…, page 31

10. Please expand the second risk factor on page 31 to disclose the nature and extent of indemnification Baxalta will provide to Baxter in accordance with the Separation Agreement.

After the distribution, Baxalta will have indebtedness…, page 33

11. Please revise this risk factor to explain how Baxalta will acquire the indebtedness it will bear immediately after the spin-off transaction. If it will incur new indebtedness around the time of the spin-off, the uses of the funds should be disclosed, including any payments to be made to Baxter. If it will assume indebtedness of Baxter, you should describe how the amount of indebtedness to be assumed will be determined.

Capitalization, page 42

12. Please revise the table to remove cash and cash equivalents, or alternatively, clearly indicate that it is not a component of capitalization by adding an underline or double underline under the amounts as well as a blank line.

Unaudited Pro Forma Combined Financial Statements, page 43

13. With regard to pro forma adjustments (A) and (B), please tell us how these amounts are factually supportable. In this regard, if the manufacturing and supply agreements that will be entered into in connection with the separation include specific and/or minimum amounts to be sold to Baxter at a stated cost, please indicate such.

14. With regard to proforma adjustments (C), (G) and (J), please tell us how these amounts are factually supportable. Please tell us whether you have entered into a financing arrangement in connection with the separation from Baxter. If so, please disclose the terms of such arrangement.

Research and Development, page 51

15. Please disclose the primary endpoint that was not met by Rigosertib in the Phase III clinical trial in the EU for high-risk MDS.

Revenue Recognition and Related Provisions and Allowances, page 71

16. Please quantify for us your provisions for rebates, chargebacks to wholesalers and distributors, returns, and discounts for the periods presented. Explain why discussion of these sales deductions is not warranted to explain increases or decreases in revenues. If these provisions are not material, please so disclose.

Augmenting Baxalta's product portfolio through organic growth…, page 77

17. Please describe the material terms of each of the agreements or collaborations Baxalta will become a party to with:

- Coherus BioSciences Inc.;
- CTI BioPharma Corp.;
- Kamada Ltd.;
- Halozyme Therapeutics Inc.;
- Merrimack Pharmaceuticals Inc.;
- Momenta Pharmaceuticals Inc.;
- Inspiration BioPharmaceuticals Inc.; and
- Onconova Therapeutics Inc.

Alternately, advise us as to why any of these agreements are not material to Baxalta. Also, file each of these agreements as exhibits to the registration statement or alternatively explain to us why Baxalta will not be substantially dependent upon them.

Products, page 79

18. Please revise your disclosure to provide the dollar amount and percentage sales to Baxalta for each of the last three fiscal years represented by each of the commercial products identified on pages 79 through 82.

Intellectual Property, page 88

19. Please expand your disclosure to briefly discuss how substitution of a biologic by a biosimilar differs from how a generic pharmaceutical substitutes for a branded drug product.

20. For all material patents held or to be held by Baxalta Incorporated or its subsidiaries post-split, please disclose:

   - the nature of the patent and the protection conferred (i.e. composition of matter, method of use, manufacturing, treatment, etc.);
   - the product, process or use relevant to the patent;
   - the jurisdiction where the patent has been granted;
   - the year of expiration of the patent;
   - whether the patents are owned or licensed from third parties; and
   - if the patent is licensed, the identity of the licensor.

Facilities, Manufacturing Capabilities and Operations, page 91

21. Please file your long-term lease agreement for your global innovation and R&D center to be located in Cambridge, Massachusetts.

Competition and Healthcare Cost Containment, page 92

22. Please identify your principal competitors and their competing product(s) for your top five products as determined by 2014 worldwide sales.

Description of Material Indebtedness, page 131

23. If Baxalta will incur or assume indebtedness around the time of the spin-off, the financing arrangement and the material terms of the financing agreements or indentures should be fully disclosed in the information statement on page 131.

Note 12- Legal Proceedings, page F-29

24. We note your disclosure stating that you cannot estimate ``with certainty´´ the eventual loss or range of loss related to certain of your legal proceedings. However, this wording appears to be a higher threshold than ASC 450-20 requires. Please revise to specifically state whether it is possible to estimate a range of loss related to these legal proceedings. If so, revise to disclose your estimate of the reasonably possible range of loss.

Other Comments

25. Please submit all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

26. We note that you do not always define the many scientific terms when first used in your Information Statement—terms that might not be readily understood by the average investor. Examples include:

   - "biologics";
   - "biosimilars";
   - "hyaluronidase";
   - "hypogammaglobulinemia";
   - "inhibitor management therapy"; and
   - "pharmacokinetic."

Accordingly, please revise your disclosure throughout to define such scientific terms when they first appear.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Preston Brewer at (202) 551-3969 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-Mail</u>
Stephanie D. Miller, Esq.
David Scharf, Esq.
Baxter International Inc.